VIA EDGAR

January 29, 2018

Stephanie L. Sullivan
Senior Technical and Policy Advisor
Office of Financial Services
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Santander Holdings USA, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 20, 2017
Form 10-Q for the Fiscal Quarter Ended September 30, 2017
Filed November 13, 2017
File No. 001-16581

Dear Ms. Sullivan:

This letter includes the responses of Santander Holdings USA, Inc. (the “Company” or “SHUSA”) to the comments of the staff of the Securities and Exchange Commission (the “Commission”), Division of Corporation Finance (the “Staff”), regarding its Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) and its Form 10-Q for the quarter ended September 30, 2017 (the “Form 10-Q”), which were delivered in a letter dated December 21, 2017.

Set forth below are responses to each of the Staff’s comments. For your convenience, in this letter the text of the Staff’s comments is set forth in bold, italicized text followed by the responses of the Company. We have also underlined proposed additions and struck through proposed text to be deleted in future filings. Unless stated otherwise, the Company’s intention would be to include additional disclosures, as appropriate, commencing with the filing of our December 31, 2017 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 81

Delinquencies, page 98

1.
We note your disclosure that total delinquencies increased by $554.3 million or 11.6% from December 31, 2015 to December 31, 2016. In your disclosure, you state that RICs and auto loan delinquencies increased by $547.3 million (or from 14.5% of total RICs to 16.1% of total RICs) during the year ended December 31, 2016. Your disclosure goes on to state that it was due to seasonality in the RIC and auto loan portfolio where delinquencies tend to be higher during the holiday months of November to January. This explanation does not appear to explain why the delinquencies would have increased so significantly as of December 31, 2016 relative to December 31, 2015. Please advise, or revise future filings as appropriate.

Response:
The $547.3 million increase in RIC and auto loan delinquencies from December 31, 2015 to December 31, 2016 was primarily attributable to a decline in the credit quality of the 2015 vintage in addition to the net growth in the portfolio during 2016. Approximately 50% of the net growth in RIC and auto loan delinquencies was driven by the 2015 vintage.

The Company acknowledges the Staff’s comment and will revise future filings to clarify management’s discussion related to delinquencies in the RICs and auto loans portfolio. We intend to enhance disclosure in future filings, to the extent applicable, as set forth below (new language underlined):

“Overall, total delinquencies increased by $554.3 million, or 11.6%, from December 31, 2015 to December 31, 2016. ~~Consumer loans secured by real estate delinquencies increased $14.9 million, primarily due to improvements in credit quality in the residential mortgage portfolio.~~ RICs and auto loan and other consumer loan delinquencies increased $547.3 million ~~and decreased $6.0 million, respectively., primarily due to seasonality in the RIC and auto loan portfolio, where delinquencies tend to be highest during the holiday months of November to January.~~ primarily attributable to a decline in the credit quality of the 2015 vintage in addition to the net growth in the portfolio during 2016.

Item 8 - Consolidated Financial Statements, page 125

Note 1- Basis of Presentation and Accounting Policies, page 134

Loans Held for Investment, page 139

2.
We note your disclosure that you estimate prepayment speeds in your accounting under the interest method for your originated loans and retail installment contracts (RICs). Please tell us, and revise future filings to disclose, the quantitative assumptions used in estimating the prepayment estimate for each loan class, in accordance with ASC 310-20-50-2.

Response:
The Company estimates prepayment rates primarily related to our RIC portfolio. For our other originated loans held for investment (Commercial and Consumer, excluding RICs) deferred origination fees and costs, premiums, and discounts are recorded on a loan-by-loan basis within the loan servicing system and amortized into earnings based on the actual terms and performance of each loan in accordance with the effective interest method. If an individual loan were to be repaid or charge-off, any deferred fees, premiums, or discounts are amortized or accreted into the income statement in the month in which the event occurred.
We pool RICs into different categories for the purposes of anticipating prepayments and estimating the constant effective yield in accordance with ASC 310-20-35-30: first, loans are pooled by monthly vintage (period of origination); then within the vintage, loans are further pooled by both term (contractual maturity) and Loss Forecasting Score1 (LFS, which is used to rank order the credit quality of the loans at origination). Prepayments in our portfolio are sensitive to credit quality, with higher credit quality loans generally experiencing higher voluntary prepayment rates than lower credit quality loans. The impact of defaults is not considered in the prepayment rate; the prepayment rate only considers voluntary prepayments. As of September 30, 2017, unique effective yields were computed for approximately 500 pools of loans, with three credit quality bands, two maturity bands and approximately 80 monthly vintages that each have a unique prepayment curve.
Given the large number of RICs with substantially similar credit characteristics and behaviors, we consider our categories homogenous and maintain that prepayment activity is reasonably predictable for each pool.
We have consistently utilized historical data to estimate the timing and the amounts of prepayments, and our model adjusts for differences between prior forecasts and actuals on a monthly basis.
We intend to enhance disclosure in future filings, to the extent applicable, as set forth below (new language underlined):
“Loan origination fees and certain direct loan origination costs for our RICs are deferred and recognized as adjustments to interest income in the Consolidated Statements of Operations over the contractual life of the loan utilizing the interest method using estimated prepayment speeds, which are updated on a quarterly basis. Premiums and discounts associated with RICs are deferred and amortized as adjustments to interest income utilizing the interest method using estimated prepayment speeds, which are updated on a ~~quarterly~~ monthly basis. The Company estimates

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1 - LFS is our proprietary calculation utilized by Risk to assess the credit quality of a particular loan. It is driven by relevant credit metrics (e.g. FICO, LTV, etc.). Lower LFS scores generally represent lower credit quality loans.

future principal prepayments specific to pools of homogeneous loans which are based on the vintage, credit quality at origination and term of the loan. Prepayments in our portfolio are sensitive to credit quality, with higher credit quality loans experiencing higher voluntary prepayment rates than lower credit quality loans. The resulting prepayment rate specific to each pool is based on historical experience and is used as an input in the calculation of the constant effective yield. The impact of defaults is not considered in the prepayment rate; the prepayment rate only considers voluntary prepayments. Our estimated weighted average prepayment rates range from 6.1% to 10.4% at December 31, 2017 and 6.0% to 10.5% at December 31, 2016.”
If there were a significant change to our prepayment rate assumptions, in accordance with ASC 310-20-50-2 we would disclose the specific element that is driving that change and why that element is impacting the prepayment rate assumption. However, we have not had a significant change in our prepayment rate assumptions in any periods in 2017 and 2016.
Leases, page 146

3.
We note your disclosure that you periodically evaluate your investment in operating leases for impairment if circumstances, such as a general decline in used vehicle values, indicate that impairment may exist. However, we also note your disclosure on page 86 that impairment of an operating lease asset is assessed upon the occurrence of a triggering event, which you disclose are systemic, observed events impacting the used vehicle market, such as shocks to oil and gas prices. Lastly, you state that you have not taken any such impairment charges. Please respond to the following:

•
In light of the similar reasons for adjusting depreciation expense, and for assessing the operating lease for impairment, please tell us in more detail how you would evaluate whether to adjust future depreciation rates versus take an impairment charge.

Response:
We depreciate the investment in operating leases over the contractual term of the lease to the expected residual value. The monthly residual valuation testing that we apply uses two sources, our proprietary modeled forecast and the Automotive Lease Guide “ALG”2 estimate, applied at an individual asset level to provide an estimate of residual value. During the residual value validation process, the lower valuation between the two sources is typically the residual value utilized to determine whether impairment exists, as we have a higher chance to receive more of the vehicles with stressed values than non-stressed, making the use of the lower of the two sources most appropriate. We re-estimate our residual values on a monthly basis, and use the results to adjust depreciation expense on a lease level basis.
We would take an impairment charge, if during our quarterly impairment analysis, the sum of the undiscounted expected future cash flows is less than the carrying amount of the investment.

•	Given the trend of declining used car prices, please tell us whether you have performed an impairment assessment for your investment in operating leases.

Response:
We perform an impairment assessment for our investment in operating leases for impairment, on a quarterly basis, consistent with requirements of ASC 360-10- 35-21. Based on our analysis at December 31, 2016 and September 30, 2017, we concluded that there were no impairment indicators, which might require a recoverability analysis of leased vehicles. Refer to the response to the next question regarding how we consider changes in residual values.

•	Tell us whether you have a specific threshold that is considered when evaluating the size of the general decline in used vehicle values and the necessity for performing an impairment assessment.

Response:
We regularly monitor changes in residual value forecasts at a vehicle model level. When projected average residual values drop significantly, defined as a greater than 20% decline (absent any accelerated depreciation
_______________
2 - ALG, Inc. is a third-party company providing residual value projections to the automotive industry.

as discussed above) quarter-over-quarter3, a recoverability analysis for the applicable model(s) is performed.

We established this threshold as a result of an internal study that assessed the lease portfolio’s sensitivity to declines in residual values. The study considered twelve years of actual used car market prices vs. ALG projections and applied it to our portfolio vehicle mix. The study concluded that the portfolio would have to experience a 21.8% decline in residual values sold at physical auction, higher than ever historically reported, for an impairment to occur. Key assumptions in the analysis are no mitigants (such as customers that terminate their leases early are responsible for any residual losses) to residual value loss as well as FCA4 being unable to meet its residual risk share guarantees5. Assuming FCA fulfilled its residual risk share guarantees, a residual shock in excess of 30% would be required for an impairment to occur.
While for internal governance purposes the 20% threshold is used as a strong indicator for impairment, we may conclude that there is an impairment indicator even if the model level projected average residual values decrease by less than 20%, in light of other factors. Accordingly, we will enhance disclosures included in our Form 10-K for the year ended December 31, 2017 and going forward to incorporate this information (new language underlined):
“The Company periodically evaluates its investment in operating leases for impairment if circumstances, such as a ~~general~~ systemic and material decline in used vehicle values, occurs. This would include a decline in the residual value of our lease portfolio, for example an event caused by shocks to oil and gas prices that have a pronounced impact on certain models of vehicles or pervasive manufacturer defects, among other events that could systemically affect the value of a particular brand or model of leased asset, which, indicates that impairment may exist.”
“Under the accounting for impairment or disposal of long-lived assets, residual values of leased assets under operating leases are evaluated individually for impairment. When aggregate future cash flows from the operating lease, including the expected realizable fair value of the leased asset at the end of the lease, are less than the book value of the lease, an immediate impairment write-down is recognized if the difference is deemed not recoverable. Otherwise, reductions in the expected residual value result in additional depreciation of the leased asset over the remaining term of the lease. Upon disposition, a gain or loss is recorded for any difference between the net book value of the leased asset and the proceeds from the disposition of the asset, including any insurance proceeds. Gains or losses on the sale of leased assets are included in Miscellaneous income, net while valuation adjustments on lease residuals are included in Other administrative expense in the Consolidated Statements of Operations. No impairment was recognized during the year ended December 31, 2017, 2016, or 2015.”

Note 4- Loans and Allowance for Credit Losses, page 162

TDR Impact to ALLL, page 179

4.
We note your disclosure that when a consumer troubled debt restructuring (TDR) subsequently defaults, you generally measure impairment based on the fair value of the collateral, if applicable, less estimated cost to sell. Please clarify if you follow this policy for your RICs. In this regard, we note that a substantial number of your RICs subsequently default, as outlined on page 182.

Response:
Our credit loss allowance methodology for the RIC TDR portfolio is based on the present value of expected cash flows under ASC 310-10 and ASC 310-40. TDR loans that have common risk characteristics are pooled to project future cash flows, as permitted under ASC 310-10-35-21. Cash flows are estimated based on the historical performance and loan transition from performing to delinquency status and ultimately to loss, across 19 categories. The model considers loan delinquency status, TDR type (deferral, modification, etc.), internal credit risk score, thin/thick file and time since TDR event. For loans captured in each of these categories, the estimated allowance varies. This policy was applied to RICs that have subsequently defaulted and are disclosed on page 184.
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3 - Since we accelerate our depreciation each month based on revised residual values at the lease level, the risk of impairment is minimized.
4 - Fiat Chrysler Automobiles US LLC, formerly Chrysler Group LLC.
5 - The Company and Chrysler bear residual value losses, defined as the excess of the originally estimated residual value (contract residual less residual enhancement subvention, if any) over actual gross sales proceeds from disposition of leased vehicles.

The Company acknowledges the Staff’s comment and will revise future filings, to the extent applicable, as follows (new language underlined):

"RIC TDR that subsequently default continue to have impairment measured based on the difference between the recorded investment of the RIC and the present value of expected cash flows. For the Company's other consumer TDR portfolios, ~~When a consumer TDR subsequently defaults, the Company~~ impairment on subsequent defaults is generally ~~measures~~ measured ~~impairment~~ based on the fair value of the collateral, if applicable, less its estimated cost to sell."

Note 18- Fair Value, page 221

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, page 225

5.
We note that you have $2.1 billion of loans held for sale as of December 31, 2016 which you disclose consists of personal, commercial, and retail installment contracts (RICs). We also note from your table showing the increases and decreases in value of the assets that are measured at fair value on a nonrecurring basis that you recorded $429.1 million of lower of cost or market adjustments during 2016. Lastly, we note your disclosure that the estimated fair value of these loans is calculated based on a combination of estimated market rates for similar loans with similar credit risks and a DCF analysis in which you use significant unobservable inputs on key assumptions, including historical default rates and adjustments to reflect voluntary prepayments, prepayment rates, discount rates reflective of the cost of funding and credit loss expectations. Please respond to the following:

•
In light of the fact that your gross personal loan balances continues to decrease, please describe for us in further detail the significant drivers of the continued write-downs during 2016 and the nine months ended September 30, 2017.

Response:
The Company’s loans held for sale balance that is fair valued on a non-recurring basis is comprised of the following loan portfolios:

	September 30, 2017	December 31, 2016
	(Dollar amounts in thousands)

Personal Loans	$929,549	$1,077,602
RICs	762,631	924,748
Commercial	83,279	121,065
Other	14,401	9,625
Total	$1,789,860	$2,133,040

Changes in the fair value of the Company’s personal loan portfolio have been the primary driver of the write-downs during 2016 and the nine-months ended September 30, 2017. The personal loan portfolio is comprised primarily of our Bluestem Brands, Inc. ("Bluestem") portfolio, an online retailer for whose customers we provide financing mainly in the form of credit card/revolving lines of credit, which had a carrying value of approximately $1.1 billion as of December 31, 2016 and $929.5 million as of September 30, 2017.
The write-downs on the Bluestem portfolio are based on the new origination volumes and the estimated lifetime losses on a monthly basis. There is a continued write-down of balances that are recorded on a monthly basis to adjust the balance to lower of cost or market ("LOCOM"). We have included gross origination volumes and recorded LOCOM adjustments below, so the Staff can better understand the Company's accounting for its personal lending portfolio:

		For the Nine months ended September 30, 2017	For the year ended December 31, 2016	For the nine months ended September 30, 2016
		(Dollar amounts in thousands)

Additional advances on existing accounts	A	$822,997	1,251,387	$833,841
Newly opened accounts	B	125,547	304,396	154,805
Origination volumes	C=A+B	948,543	1,555,783	988,646
LOCOM adjustment		237,980[6]	423,616[7]	266,506

The LOCOM adjustment recognized during various periods discussed above was applied proportionately over newly opened loans and additional advances on existing loans. In addition, irrespective of the volume of originations, paydowns and charge offs, at a month end we determine the LOCOM adjustment required for the unpaid receivable balance as of the period end.

•	Identify the specific assumptions that have the most significant impact on the write-down to fair value.

Response:
The specific assumptions that have the most significant impact on the write-down to fair value for our personal loans portfolio are as follows:

a)
Principal cash flows and net payment rate: Monthly principal cash flows were projected based on the net payment rate until the current outstanding principal balance is fully paid off. The net payment rate was applied to the beginning principal outstanding balance and was based on historical and forecasted net payment rates on the loans.

b)	Net credit adjustment: The cash flows were adjusted based on our estimated cumulative net credit loss expectations, which were determined by historical customer default activity.

c)
Discount rate: The discount rate was developed based on the relative risk of cash flows, taking into consideration market participant expectations and inclusive of the loan type, market rates as of valuation date, credit expectations and capital structure.

d)	Market participant view: The actual bids received from various market participants.

See draft disclosures included in the second next bullet below.

•
Given that you use a combination of estimated market rates and a DCF analysis, please tell us and clearly disclose how you consider both of these methodologies in arriving at the final fair value estimate. Furthermore, clearly state whether this approach is used for all loans classified as held for sale, or only certain portfolios.

Response:
We engage an independent third party each year to perform a fair value analysis of our personal lending portfolio, and we take responsibility for that valuation and the requisite inputs. The valuation technique used in this analysis is a combination of the income approach and market approach with equal weighting to both
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6 - Excludes $8.5 million related to LOCOM adjustment for certain RICs classified as held for sale.
7 - The total LOCOM adjustments for the year ended December 31, 2016 of $423.6 million, included $429 million in customer default activity, primarily related to net changes in the unpaid principal balance on the personal lending portfolio.

approaches. However, the current fair value LOCOM adjustment that is recognized in our financial statements is based on the lower of a range of estimates that include the third-party valuation and the bids received via the market approach. Our view as to the appropriateness of this estimate is further informed by the probability to sell at recently received third-party offers, which we believe to be the most representative market participant view of fair value. This valuation technique has been followed consistently for each period.
We also engage a third party each year to perform a fair value analysis of our RIC held for sale portfolio which is held at LOCOM based on a range of estimates that include the third-party valuation and bids received. The commercial loans held for sale portfolio is held at LOCOM based on bids received.
We will enhance disclosures included in our Form 10-K for the year ended December 31, 2017 and going forward to incorporate this information. See draft disclosures included in the bullet below.

•
Tell us, and revise future filings to disclose, the quantitative unobservable inputs utilized in the valuation of each category of these loans, as well as all of the other nonrecurring fair value measurements as of December 31, 2016 and September 30, 2017, as required by ASC 820-10-50-2(bbb).

Response:
We will enhance disclosures included in our Form 10-K for the year ended December 31, 2017 and going forward to incorporate information related to all significant unobservable inputs.
The draft disclosure to be included in our 2017 Form 10-K is:

Valuation Technique	Unobservable Inputs	Range

Lower of Market or Income Approach	Market Approach Market participant view Income Approach Discount Rate Default Rate Net Principal Payment Rate Loss Severity Rate	70% - 80% 15% - 20% 30% - 40% 50% - 70% 90% - 95%

The comparable inputs to the fair value during 2015 and 2016, including the range for discount rates, credit default assumptions, loss severity rates, and net principal payment rates, were consistent with the draft disclosure above.
Form 10-Q for the Quarter Ended September 30, 2017

Note 4- Loans and Allowance for Credit Losses, page 18

Age Analysis of Past Due Loans, page 25

6.
We note your disclosure regarding the differentiation between required minimum payment amounts for certain retail installment contracts (RICs) originated before and after January 1, 2017 for purposes of determining delinquency statistics. Specifically, you revised the required minimum payment to be 90% of the scheduled payment from the previously used 50% of the scheduled payment for certain RICs, such that the required minimum payment is 90% of the scheduled payment, regardless of which origination channel the receivable was originated through.

•	Tell us the reason for this change and how you considered whether it constituted a change in accounting policy or principle or a correction of an error under ASC 250.

Response:
During 2016, we began to note some deterioration in the performance of recent originations within our RIC portfolio, particularly those loans originated in 2015, and addressed those trends with the introduction of enhanced disciplined underwriting standards in late 2016 over such loans. In January 2017, we had more complete information on the deteriorating performance and concurrent with that assessment we also chose to update our servicing practices regarding the required minimum payment from 50% to 90% for our Core RIC8 portfolio.

The agreements for all RICs originated after January 1, 2017 were updated to include these new minimum payment requirements and, accordingly, our accounting results and associated disclosures were updated.

We evaluated the nature of the contracts and related servicing practices for RICs originated after January 1, 2017 and determined that this was neither (a) a change in policy or principle; nor (b) a correction of an error, under ASC 250. This is the application of our existing accounting policies and principles to account for newly originated loans with servicing practices that are distinctly different from loans originated prior to January 1, 2017. This change was driven by a change in the underlying facts and circumstances specific to borrower cash flows:

1)
Lending to Customers: Our Core customers are aware of our servicing practices relative to delinquency, credit bureau reporting and deferral processing. We systemically adjusted our pre-2017 originations and our post-2017 originations to easily communicate with our customers regarding payment thresholds.  We also have multiple methods of communications (mail, fax, email, and website) for our customers to see and assist in explaining the effect deferments and partial payments have on their accounts.

2)
Funding Our Lending to Customers: Our securitization structures are specific as to the servicing of the loans and measurement of delinquencies, among other specific applications of cash received from customers. In addition to disclosing this change in our Q1’2017 financial statements, these changes have been incorporated in our 2017 securitizations as well. For example, see an extract from the offering memorandum supplement for DRIVE 2017-A (note that “SC” refers to our majority owned subsidiary Santander Consumer USA Inc.):

“With respect to receivables originated by SC prior to January 1, 2017 and through its “Chrysler Capital” channel, the required minimum payment is 90% of the scheduled payment. With respect to all other receivables originated by SC or acquired by SC from an unaffiliated third-party originator prior to January 1, 2017, the required minimum payment is 50% of the scheduled payment. With respect to receivables originated by SC or acquired by SC from an unaffiliated third-party originator on or after January 1, 2017, the required minimum payment is 90% of the scheduled payment, regardless of which channel the receivable was originated through.”

3)
This change now aligns all of our RIC servicing practices across Core, Chrysler, and other loans serviced for others. It also aligns the application of customer cash, irrespective of the lending channel, with respect to our securitization platforms.

4)
Lastly, notwithstanding the understanding we have with our customers about the application of cash to their loan accounts, this particular servicing practice is now aligned across our RIC portfolio and is consistent with those more commonly applied by regulated entities and by entities regulating consumer lending practices.

Accordingly, we will enhance disclosures included in our Form 10-K for the year ended December 31, 2017 and going forward to incorporate this information (new language underlined):

“The servicing practices for RICs originated after January 1, 2017 changed such that there is an increase in the minimum payment requirements. While this change does impact the measurement of customer delinquencies, we concluded that it does not have a significant impact on the amount or timing of the recognition of credit losses and allowance for loan losses. For reporting of past due loans, a payment of 90% or more of the amount due is considered to meet the contractual requirements. For certain RICs originated prior to January 1, 2017, the Company considers 50% of a single payment due sufficient to qualify as a payment for past due classification purposes. For RICs originated after January 1, 2017, the required minimum payment is 90% of the scheduled payment, regardless of which origination channel through which the receivable was originated. ~~through. The Company aggregates partial payments in determining whether a full payment has been missed in computing past due status.~~ The payment following the partial payment must be a full payment, or the account will move into delinquency status at that time.”

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8 - Non-Chrysler Capital RIC.

•	Tell us whether you performed an analysis to evaluate the significance of this change to your delinquency statistics for prior periods. If so, please tell us the results of this analysis.

Response:
We did not specifically recast any prior periods, since the application of payments affects borrower behaviors and our servicing with respect to granting deferrals or other modifications.

To further clarify the relative impact to a customer account, for Core portfolio loans originated before January 1, 2017, a partial payment between 50% and 90% of the scheduled payment is counted as a whole payment, meaning the account will not roll into past due status. However, the payment following the partial payment must be a full payment, or the account will move into delinquency status at that time.

We would generally expect slightly higher delinquency in the 1-30 days past due bucket, but would not expect higher delinquencies in later delinquency buckets. We monitor the delinquency status regularly and have not observed any unusual variations or other matters which would cause us to believe prior period customer delinquencies are not demonstrative of actual customer behavior.

•
In light of the fact that delinquencies are a direct input to your allowance methodology, as disclosed on page 141 of your Form 10-K, please tell us whether you evaluated the impact of this change to your allowance methodology.

Response:
We reviewed the impact the servicing change may have on the amount and timing of loss recognition. Our review included reviewing the volume of accounts making payments in the 50-90% range each month and their delinquency status month over month, and also comparing like accounts between the Chrysler and Core populations. Based on our analysis of loans with similar credit quality and attributes, the gross loss rates in the first 12 months of each vintage for the loans that followed the 50% minimum payment policy was approximately 8.96% as compared to 9.01% for the loans that followed the 90% minimum payment policy. Accordingly, we concluded that the impact of this change was not significant to our total allowance. Refer to response above for draft disclosures to incorporate this information.
Consumer Loan TDRs, page 33

7.
We note your disclosure on page 33 that RIC troubled debt restructurings (TDRs) placed on nonaccrual status are considered for return to accrual when a “sustained period” of repayment performance has been achieved. On page 179 of your 2016 10-K filing, your disclosure states that they are classified as current and continue to accrue interest as long as they remain less than 60 days past due.” Please tell us how you define “sustained period.” If the definition differs from your previous description of “less than 60 days past due,” please explain the driver for the change and how you considered ASC 250 when making the change and deciding on appropriate disclosures to reflect it.

Response:
Our accounting policy for classifying RIC TDR loans as accrual is based on our assessment of collectability of repayment of the principal and interest balances associated with the TDR portfolio. In addition, TDRs are placed on nonaccrual status when the Company believes repayment under the revised terms is not reasonably assured and, at the latest, when the account becomes past due more than 60 days.
During 2016, we began to note some deterioration in the performance of recent originations within our RIC portfolio, particularly those loans originated in 2015, and addressed those trends with the introduction of more disciplined underwriting standards in late 2016 over such loans. More specifically, we began to note deterioration in the performance of our TDR portfolio. We noted in 2016 that, while the repayment of the principal and interest related to TDRs continued to meet our reasonably assured criteria9, there was a continuing increasing negative trend (defaults within the first six months of TDR event) which we continued to monitor into fiscal year 2017.
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9 - The definition of “reasonably assured” is a matter of judgment. The Company determined to use a threshold of greater than 75% as a measure to determine reasonable assurance.

In 2017, with more data, our analysis confirmed that there had been sustained deterioration in the performance of certain 2015 vintages and that a certain number of deferrals over the life of a loan had a default rate that was continuing to increase to the point of being probable among other patterns that required us to assess the collectability of interest. The combination of these factors and related data constituted a negative trend, and upon reassessment, we determined that collection of principal and interest was no longer reasonably assured at the date of the TDR, in certain circumstances. We also anticipated faster loan delinquency by virtue of the partial payment servicing practice specific to new customers.

Accordingly within our RIC portfolio, effective Q1’2017, we elected to:

•
Retain a loan as a non-accrual loan if at the time of the TDR event it was already on non-accrual status by virtue of being greater than 60 days past due, and further to apply any cash receipts on a cost recovery basis;

•	Place accrual loans that are designated as TDRs in a non-accrual status if they subsequently have a third deferral; and

•	Not return the TDR to accrual status without an appropriate period of performance (typically defined as six months for a monthly amortizing loan).

Since some of these TDR loans (as above) remained as non-accrual, we enhanced our disclosures for return to accrual to more closely align our practice to regulatory guidance on TDR interest recognition.
We concluded that this clarification of our policy was a “change in estimate” in accordance with ASC 250, and should be applied prospectively only for new TDRs, based on the following:

•
Our change was driven by a change in the underlying facts and circumstances, notably the collectability of recent TDR vintages and the anticipated impact of servicing practices, which was confirmed in 2017.

•
With regards to seasoned TDRs (TDR modifications made prior to January 1, 2017), we referred to our earlier analysis and concluded that the historical accounting remained appropriate, since the repayment performance of that loan portfolio supported that collection of principal and interest remained reasonably assured at the date of the TDR.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 92

Non-Performing assets, page 124

8.
We note your disclosure on page 124 that non-performing status for the RIC portfolio will begin at 60 days past due. We also note your disclosure on page 125 that RICs are classified as non-performing (and therefore seemingly put on non-accrual) when they are greater than 60 days past due with respect to principal or interest. Please tell us, and clarify in your filings going forward, whether RIC non-accrual or non-performing status begins on day 60, or on day 61.

Response:

Interest is accrued when earned in accordance with the terms of the RIC. The accrual of interest is discontinued and reversed once a RIC becomes more than 60 days past due (i.e., 61 days past due), and is resumed and reinstated if a delinquent account subsequently becomes 60 days or less past due. TDRs are placed on nonaccrual status when the Company believes repayment under the revised terms is not reasonably assured and, at the latest, when the account becomes past due more than 60 days. The Company believes repayment under the revised terms is not reasonably assured for RICs that are already on nonaccrual (i.e. more than 60 days past due) and have received a modification or deferment that qualifies as a TDR event. In addition, any TDR that subsequently receives a third deferral is placed on non-accrual status. The TDRs on non-accrual status are considered for return to accrual status when a sustained period of repayment performance has been achieved.

The Company acknowledges the Staff’s comment and will revise future filings, to the extent applicable, as follows (new language underlined):

“Non-performing assets consist of NPLs, which represent loans and leases no longer accruing interest, other real estate owned ("OREO") properties, and other repossessed assets. When interest accruals are suspended, accrued but uncollected interest income is reversed, with accruals charged against earnings. The Company generally places all commercial loans and consumer loans secured by real estate on non-performing status at 90 days past due for interest, principal or maturity, or earlier if it is determined that the collection of principal or interest on the loan is in doubt. For certain individual portfolios, including the RIC portfolio, non-performing status will begin when they are greater than 60 days past due."

We will also make the following changes to page 125:

“RICs and amortizing term personal loans are classified as non-performing when they are greater than 60 days past due (i.e., 61 days past due) with respect to principal or interest. Except for loans accounted for using the FVO, at the time a loan is placed on non-performing status, previously accrued and uncollected interest is reversed against interest income. When an account is 60 days or less past due, it is returned to a performing status and the Company returns to accruing interest on the loan. The accrual of interest on revolving personal loans continues until the loan is charged off. RIC TDRs are placed on non-accrual status when the Company believes repayment under the revised terms is not reasonably assured and, at the latest, when the account becomes past due more than 60 days. The Company believes repayment under the revised terms is not reasonably assured for a RIC that is already on nonaccrual (i.e. more than 60 days past due) and has received a modification or deferment that qualifies as a TDR event. In addition, any TDR that subsequently receives a third deferral is placed on non-accrual status. The TDRs on non-accrual status are considered for return to accrual status when a sustained period of repayment performance has been achieved.”

9.
We note that annualized net loan charge-offs to average loans increased from 2.7% as of the end of 2016 to 2.9% at September 30, 2017, non-performing loans as a percentage of total loans increased from 2.4% at the end of 2016 to 3.1% at September 30, 2017, and the allowance for loan losses as a percentage of total non-performing loans decreased from 178.6% as of the end of 2016 to 151.7% at September 30, 2017. Furthermore, we note from your disclosures on page 129 that delinquencies increased from 6.0% at the end of 2016, to 6.7% at September 30, 2017, with every category of loans showing significant increases in delinquencies. Please respond to the following:

•
Tell us, and revise future filings to disclose, how these trends were factored in and considered in the context of your overall allowance methodology. For example, you disclose the allowance to non-performing loans ratio but it is not clear from your disclosure how you consider that ratio in light of the credit trends disclosed. Additionally, please also tell us whether you evaluate this type of ratio on a more granular level by loan portfolio, and if so, how.

Response:

The Company considers portfolio ratios in its overall review of the adequacy of the ALLL on a portfolio-by-portfolio basis. However, these ratios, including those noted by the Staff above, are only part of multiple factors considered and must be evaluated more carefully in light of the servicing practice changes made during 2017 with respect to the timing of when RIC TDRs are placed on non-accrual status. The increase in NPLs from December 31, 2016 to September 30, 2017 was driven by the RIC-originated portfolio. The Company’s remaining loan portfolios experienced decreases in NPLs during the period, as noted in the table below:

	September 30, 2017	December 31, 2016	Variance

RICs- originated non-accrual loans	$1,553,954	$1,045,587	$508,367
RICs - purchased non-accrual loans	274,374	284,486	(10,112)
All other non-accrual loans	779,189	805,981	(26,792)
Total non-accrual loans	$2,607,517	$2,136,054	$471,463

ALLL - RIC originated[1]	$2,808,443	$2,538,127	$270,316
ALLL - RIC purchased[1]	425,622	559,092	(133,470)
ALLL - all others	722,080	717,245	4,835
Total ALLL	$3,956,145	$3,814,464	$141,681

ALLL RIC-originated/NPL - RIC originated	180.7%	242.7%
ALLL RIC-purchased/NPL - RIC purchased	155.1%	196.5%
ALLL-all others/NPL - all others	92.7%	89.0%
ALLL/NPL - Total	151.7%	178.6%
1 - As disclosed within Note 4 of SHUSA’s September 30, 2017 Form 10-Q.

As noted in responses to Questions #7 and #8 above, the Company began classifying certain RIC TDRs as non-performing beginning on January 1, 2017 when the Company believed repayment under the revised terms was not reasonably assured. Until repayment is reasonably assured, the Company is applying the cost recovery method. This change drove $482.6 million of the $508.4 million increase in non-performing RIC-originated loans during 2017 that in turn drove a decline in the Company’s ALLL as percentage of total NPLs from 178.6% at December 31, 2016 to 151.7% at September 30, 2017. Excluding these RIC TDRs that were classified as non-performing at September 30, 2017, the ALLL as a percentage of NPL - RIC Originated and NPL - Total would be 262.1% and 186.2% at September 30, 2017 compared to 242.7% and 178.6% at December 31, 2016, respectively. The Company's ALLL was not materially impacted by the inclusion of these RIC TDRs within non-performing loans at September 30, 2017, as the ALLL model considers actual delinquency rather than performing/non-performing status.

The ratio for the purchased RIC portfolio ALLL as a percentage of NPLs decreased from 196.5% to 155.1% primarily due to a $1.3 billion or 37% decline in the portfolio as it is in run-off, with approximately 11.2% of this portfolio remaining since it was acquired in January 2014, summarized as follows:

	September 30, 2017	December 31, 2016
	(dollars in thousands)
RIC-purchased TDR	$1,497,280	$2,087,558
RIC-purchased non-TDR	665,260	1,381,245
Total RIC-purchased portfolio	$2,162,540	$3,468,803

RIC-purchased TDR ALLL	$379,302	$471,687
RIC-purchased non-TDR ALLL	46,320	87,405
Total RIC-purchased ALLL	$425,622	$559,092

RIC-purchased NPL[1]	$274,374	$284,486

RIC purchased ALLL/RIC-purchased NPL	155.1%	196.5%
RIC-purchased TDR ALLL/RIC-purchased TDRs	25.3%	22.6%
RIC-purchased non-TDR ALLL/RIC-purchased non-TDRs	7.0%	6.3%
1 - RIC purchased NPLs are included within the Total RIC-purchased portfolio balance

While the ALLL coverage ratio for the TDR RIC-purchased and non-TDR RIC-purchased portfolios both slightly increased between December 31, 2016 and September 30, 2017, the ALLL coverage ratio for the RIC-purchased NPLs decreased over the same period as the rate of reduction in the outstanding balance of the NPLs was less than the rest of the RIC-purchased portfolio.

The ratio for non-RIC portfolio ALLL to nonperforming non RIC loans increased to 92.7% at September 30, 2017 from 89.0% at December 31, 2016, primarily due to increases in the allowance related to loan portfolios with exposure to Puerto Rico.

The Company acknowledges the Staff’s comment and will revise future filings, to the extent applicable, as follows (new language underlined):

The Company’s NPL disclosures will be updated to disclose, “The increase in RIC TDR nonaccrual loans as of September 30, 2017, was the result of the Company classifying $482.6 million of RIC TDR loans that were less than 60 days past due, but for which repayment was not reasonably assured, as non-accrual. Until repayment is reasonably assured, the Company is applying the cost recovery method to this RIC portfolio. In addition, the ratio of the purchased RIC ALLL to NPL ratio decreased primarily due to a $1.3 billion or 37% decline in the overall portfolio as it is in run-off.”

In addition, we will add additional disclosures throughout the document where the increases in non-accruals of originated RICs and the other portfolios impacts disclosures.

•
Provide more specific disclosure highlighting the drivers of the deterioration in credit quality. For example, on page 129, you simply quantify how much commercial delinquencies increased, but did not provide any discussion as to the factors driving this outcome. Similarly, in regards to the consumer loans secured by real estate, you disclosed that the deterioration was due to a decrease in credit quality, but it was not clear if this was due to changes in underwriting standards for new loans, or factors stemming from current borrowers.

Response:

During 2017, the Company experienced deterioration in credit quality stemming from current borrowers and not due to a change to underwriting standards for new loans. Commercial delinquencies increased $126.6 million from December 31, 2016 to September 30, 2017, primarily related to the increase of $41.9 million in Commercial Real Estate loans located in Puerto Rico due to the overall economic conditions on the island, and a $36.2 million increase in Other Commercial loans due to delays in getting renewal documentation executed where the obligors are located in Latin America, resulting in the underlying loans becoming delinquent. Subsequent to September 30, 2017, the majority of these loans were repaid or returned to current status once the renewal documentation was executed and any principal and interest payments due under the renewed loan agreements were made. Similar to the increases in delinquent Commercial loans, there was an increase of $69.9 million in residential mortgage loans in Puerto Rico related to the overall economic conditions on the island which was partially offset by improvements in the residential mortgage portfolio at SBNA.

Refer to the Company’s response to question #10 below for proposed revisions to disclosures in future filings.

Delinquencies, page 129

10.
We note your disclosure that total delinquencies increased by $227.8 million or 4.3% from December 31, 2016 to September 30, 2017. In your disclosure, you state that RICs and auto loan delinquencies increased by $53.6 million (or from 16.1% of total RICs to 16.6% of total RICs) during the nine months ended September 30, 2017. Your disclosure goes on to state that it was due to seasonality in the RIC and auto loan portfolio where delinquencies tend to be higher during the holiday months of November to January. This explanation does not appear to explain why the delinquencies would have increased so significantly as of September 30, 2017. Please advise, or revise future filings as appropriate.

Response:

As of September 30, 2017, there were $482.6 million of RIC TDRs in non-accrual status that were not delinquent more than 60 days. They were placed on non-accrual status as we determined payment was not reasonably assured, as noted in our response to Question #7 above. In the September 30, 2017 Form 10-Q, we included the $482.6 million of RIC TDRs in non-accrual status in the delinquent loan disclosures. Upon further review of this portfolio, we determined that $143.5 million of these loans were 31-60 days past due and $339.1 million were current as to principal and interest payments. As a result, SHUSA overstated RIC delinquencies by $339.1 million at September 30, 2017. Starting with the December 31, 2017 Form 10-K, the Company will include the RIC TDRs in non-accrual status within their actual delinquency categories. This overstatement of RIC delinquencies is isolated to 2017 and does not impact the December 31, 2016 Form 10-K or 10-Qs.

The following table shows the corrected RIC delinquency balances as of September 30, 2017:

	September 30, 2017	December 31, 2016
	(dollars in thousands)
RICs and auto loans - delinquencies	$4,314,809	$4,261,192
Overstatement	339,063	—
RICs and auto loans - delinquencies corrected	$3,975,746	$4,261,192

Total Loans - RICs	$26,000,107	$26,498,469

RIC delinquencies as a % of loans	16.6%	16.1%
RIC delinquencies as a % of loans - corrected	15.3%	16.1%

Total delinquencies as a % of loans	6.7%	6.0%
Total delinquencies as a % of loans - corrected	6.3%	6.0%

The Company acknowledges the Staff’s comment and will revise future filings, to the extent applicable, as follows (new language underlined):

“Overall, total delinquencies decreased by $111.3 million from December 31, 2016 to September 30, 2017. RICs and auto loan and other consumer loan delinquencies ~~increased $53.6~~ decreased $285.4 million and $3.0 million, respectively, primarily due to seasonality in the RIC and auto loan portfolio, where delinquencies tend to be highest during the holiday months of November to January. The decreases in RIC and auto loan delinquencies was offset by increases in Commercial delinquencies of $126.6 million from December 31, 2016 to September 30, 2017, primarily related to the increase of $41.9 million in Commercial Real Estate loans located in Puerto Rico due to the overall economic conditions on the island, and $36.2 million increase in Other Commercial loans due to delays in getting renewal documentation executed where the obligors are located in Latin America, resulting in the loans becoming delinquent. In addition, there was an increase of $69.9 million in residential mortgage loans in Puerto Rico related to the overall economic conditions on the island."

*        *        *
The Company trusts that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (617) 757-5735 or by email at david.cornish@santander.us.

Sincerely,
/s/ David L. Cornish
Name: David L. Cornish
Chief Accounting Officer
Santander Holdings USA, Inc.

cc:	Scott E. Powell
Chief Executive Officer
Santander Holdings USA, Inc.

Madhukar Dayal
Chief Financial Officer
Santander Holdings USA, Inc.